UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)

ENERGY TRANSFER PARTNERS, L.P.

(Name of Issuer)

Common Units

(Title of class of securities)

426918

(CUSIP Number)

John W. McReynolds

Energy Transfer Equity, L.P.

3738 Oak Lawn Ave.

Dallas, Texas 75219

(214) 981-0700

(Name, address and telephone number of person authorized to receive notices and communications)

May 26, 2010

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this Schedule because of Rule 13d-1(e), Rule 13d-1(f) or 13d-1(g), check the following box:  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 426918	SCHEDULE 13D/A

1.	Name of Reporting Person; S.S. or IRS Identification

Energy Transfer Equity, L.P. 30-0108820
2.	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐
3.	SEC Use Only

4.	Source of Funds

OO (see Item 3)
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

50,226,967
8. Shared Voting Power

0
9. Sole Dispositive Power

50,226,967
10. Shared Dispositive Power

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

50,226,967
12.	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row 11

28.0%[1]
14.	Type of Reporting Person

PN

[1]	Based on 179,140,287 Common Units outstanding on May 27, 2010

CUSIP NO. 426918	SCHEDULE 13D/A

1.	Name of Reporting Person; S.S. or IRS Identification

LE GP, LLC 27-0030188
2.	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐
3.	SEC Use Only

4.	Source of Funds

OO (see Item 3)
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

50,226,967
8. Shared Voting Power

0
9. Sole Dispositive Power

50,226,967
10. Shared Dispositive Power

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

50,226,967
12.	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row 11

28.0% [2]
14.	Type of Reporting Person

OO (Limited Liability Company)

[2]	Based on 179,140,287 Common Units outstanding on May 27, 2010

This Amendment No. 3 on Schedule 13D/A (“Amendment No. 3”) is being filed by Energy Transfer Equity, L.P. (formerly Energy Transfer Company, L.P.), a Delaware (formerly Texas) limited partnership (“ETE”) and LE GP, LLC, a Delaware (formerly Texas) limited liability company and the general partner of ETE (“LE GP”), to amend the Schedule 13D originally filed on January 20, 2004, and amended on June 22, 2005 and August 16, 2006 (collectively, the “Amended Schedule 13D”), by ETE and LE GP.

Item 1. Security and Issuer.

Item 1 of the Amended Schedule 13D is hereby amended to read in its entirety as follows:

This statement on Schedule 13D, as amended (the “Schedule”) is being filed by both Energy Transfer Equity, L.P. (“ETE”) and LE GP, LLC (“LE GP,” and collectively with ETE, the “Reporting Persons”), under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The class of equity securities to which this statement relates is common units representing limited partner interests (the “Common Units”) of Energy Transfer Partners, L.P. (formerly, Heritage Propane Partners, L.P.), a Delaware limited partnership (the “Issuer”). The address of the principal executive offices of the Issuer is 3738 Oak Lawn Ave., Dallas, Texas 75219.

Item 2. Identity and Background.

Item 2 of the Amended Schedule 13D is hereby amended to read in its entirety as follows:

(a) - (c) ETE is a Delaware limited partnership. The principal business of ETE is to own all of the interests in the general partner of the Issuer and certain equity securities of the Issuer, to acquire interests in other publicly traded partnerships, and to pursue certain opportunities to acquire or construct natural gas midstream or transportation assets. The general partner of ETE is LE GP. LE GP is a Delaware limited liability company, and its principal business is serving as the general partner of ETE. The principal offices of ETE and LE GP are located at 3738 Oak Lawn Ave., Dallas, Texas 75219.

The name, business address and present principal occupation or employment of each of the executive officers and directors of LE GP are set forth below:

Name and Business Address	Capacity in Which Serves LE GP	Principal Occupation
John W. McReynolds 3738 Oak Lawn Ave. Dallas, TX 75219	President, Chief Financial Officer and Director	President and Chief Financial Officer of LE GP

Ray C. Davis 3738 Oak Lawn Ave. Dallas, TX 75219	Director	Principal, Avatar Investments

Kelcy L. Warren 3738 Oak Lawn Ave. Dallas, TX 75219	Chairman of the Board	Chief Executive Officer of Energy Transfer Partners, L.L.C.

Bill Byrne 3738 Oak Lawn Ave. Dallas, TX 75219	Director	Principal, Byrne & Associates, LLC

Paul E. Glaske 3738 Oak Lawn Ave. Dallas, TX 75219	Director	Retired Chairman and CEO, Blue Bird Corporation

John D. Harkey, Jr. 3738 Oak Lawn Ave. Dallas, TX 75219	Director	Chairman and CEO, Consolidated Restaurant Companies, Inc.

David R. Albin Suite 205 100 North Guadalupe Santa Fe, New Mexico 87501	Director	Director of NGP Capital Resources Company and a managing partner of Natural Gas Partners private equity funds

K. Rick Turner 1990 Post Oak Blvd. Suite 2450 Houston, TX 77056	Director	Senior Managing Principal, The Stephens Group, LLC

Ralph S. Cunningham 1100 Louisiana St., 18th Floor Houston, TX 77002	Director	President and Chief Executive Officer of EPE Holdings, LLC

Marshall S. McCrea, III 3738 Oak Lawn Ave. Dallas, TX 75219	Director	President and Chief Operating Officer of Energy Transfer Partners, L.L.C.

(d) During the last five years, none of the parties listed in this Item 2 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the parties listed in this Item 2 was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

(f) All of the individuals listed in this Item 2 are citizens of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Amended Schedule 13D is hereby amended by adding the following at the end of such item:

Effective May 2, 2007, ETE acquired 26,086,957 Common Units upon the conversion of the same number of Class G Units of ETP acquired by ETE on November 1, 2006. The Class G Units were issued in exchange for a cash contribution of $1.2 billion. The price per Class G Unit was based on a market discount from the closing price for Common Units on the NYSE on October 31, 2006. The source of funds used to acquire the Class G Units was borrowings under the Amended and Restated Credit Agreement, dated July 13, 2006, among ETE, as the borrower, Wachovia Bank, National Association, as administrative agent, and lenders party thereto, as amended by the First Amendment thereto dated November 1, 2006. Pursuant to the First Amendment, the existing credit facility of ETE was modified to provide for an additional term loan of $1.3 billion from the lenders under this facility, which term loan was funded by the lenders on November 1, 2006. Following the conversion of the Class G Units, ETE owned 62,500,797 Common Units.

On May 26, 2010, the Issuer completed the transfer of the membership interests (the “Redemption Transaction”) in ETC Midcontinent Express Pipeline III, L.L.C. (“ETC III”) to ETE pursuant to the Redemption and Exchange Agreement (the “Redemption Agreement”) (filed as Exhibit H hereto) between the Issuer and ETE, dated as of May 10, 2010. ETC III owns a 49.9% membership interest in Midcontinent Express Pipeline, LLC (“MEP”), ETP’s joint venture with Kinder Morgan Energy Partners, L.P. that owns and operates the Midcontinent Express Pipeline. In exchange for the membership interests in ETC III, the Issuer received and redeemed 12,273,830 ETP common units valued at approximately $600 million based on a 10-day volume weighted average closing price of Common Units as of May 4, 2010. The completion of the Redemption Transaction also provided ETE with an option (the “Option”) to acquire the membership interests in ETC Midcontinent Express Pipeline II, L.L.C. (“ETC II”). ETC II owns a 0.1% membership interest in MEP. The Option may not be exercised until May 27, 2011. Following the consummation of these transactions, ETE owns 50,226,967 Common Units.

Item 4. Purpose of Transaction.

Item 4 of the Amended Schedule 13D is hereby amended by adding the following after the third paragraph:

The purpose of ETE’s November 1, 2006 purchase of Class G Units of ETP was to provide ETP additional liquidity for its purchase of Transwestern Pipeline Company LLC and to repay indebtedness incurred in connection with ETP’s purchase of Titan Energy in June 2006.

The purpose of ETE’s May 26, 2010 surrender for redemption of 12,273,830 Common Units was to provide consideration for the transfer to ETE by ETP of ETP’s membership interest in ETC III and the assignment to ETE of rights under the Option pursuant to the Redemption Agreement. As part of the same transaction, on May 26, 2010, ETE also completed the contribution of the membership interests in ETC III and the assignment of its rights under the Option to a subsidiary of Regency Energy Partners LP (“Regency”) (the “Contribution Transaction”), in exchange for 26,266,791 Regency common units pursuant to the Contribution Agreement by and among ETE, Regency and a subsidiary of Regency, dated as of May 10, 2010. The Regency common units were valued approximately $600 million based on a 10-day volume weighted average closing price of Regency common units as of May 4, 2010. Also as part of the May 26, 2010 transactions, ETE and its wholly owned subsidiary ETE GP Acquirer, L.P. (“ETE Acquirer”) completed their acquisition of a 100% equity interest in the general partner entities of Regency from Regency GP Acquirer, L.P. (“Regency Acquirer”), an affiliate of GE Energy Financial Services, Inc., pursuant to the General Partner Purchase Agreement by and among ETE, ETE Acquirer and Regency Acquirer, dated as of May 10, 2010. In exchange, ETE issued to Regency Acquirer 3,000,000 Series A Convertible Preferred Units.

In connection with the May 26, 2010 transactions, John D. Harkey, Jr. and John W. McReynolds resigned from the Board of Directors of ETP’s general partner and both were appointed to the Board of Directors of Regency’s general partner. Both will continue to serve on the Board of Directors of LE GP.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Amended Schedule 13D is hereby amended to read in its entirety as follows:

(a) and (b) Approximately 179,140,287 Common Units of ETP were outstanding as of May 27, 2010. The Reporting Persons are deemed to be the beneficial owners of 50,226,967 Common Units of ETP. The Common Units owned by the Reporting Persons constitute approximately 28.0% of the total issued and outstanding Common Units. The Reporting Persons have the sole power to vote and dispose of such Common Units. To the knowledge of the Reporting Persons, no executive officer or manager of the Reporting Persons or other party listed in Item 2 has sole or shared beneficial ownership of any Common Units beneficially owned by the Reporting Persons, except that Messrs. Davis and Warren, through their ownership interest in LE GP, may be deemed to also beneficially own the Common Units that are beneficially owned by the Reporting Persons to the extent of their respective interests in each of the Reporting Persons.

(c) Except for the redemption of Common Units described in Item 3 above, to the knowledge of the Reporting Persons, none of the persons named in response to paragraph (a) above has effected any transaction in Common Units during the past 60 days, except for the acquisition of beneficial ownership of units being reported on this Schedule.

(d) Except as otherwise described herein, no other person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, the units described in this Item 5.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Amended Schedule 13D is hereby amended to read in its entirety as follows:

All of the Common Units of ETP held by ETE are pledged as collateral under ETE’s Second Amended and Restated Credit Agreement (the “Amended Credit Agreement”) filed as Exhibit I hereto.

The Amended Credit Agreement contains various representations and warranties, affirmative and negative covenants and events of default. The Amended Credit Agreement restricts ETE’s ability and in certain cases the ability of its subsidiaries (excluding the Issuer and its subsidiaries), to, among other things, incur indebtedness, create certain liens, enter into certain change of control transactions, make certain restricted payments, sell certain assets, make certain investments, loans or advances, enter into certain affiliate transactions, enter into sale-leaseback transactions, and enter into certain prohibited agreements. In addition, the Amended Credit Agreement requires that ETE comply with certain financial covenants, including a ratio of consolidated debt-to-consolidated cash flow covenant. The Agreement contains customary and other events of default relating to defaults of ETE and certain of its subsidiaries. An event of default under the Amended Credit Agreement followed by a foreclosure on the pledged ETP Common Units could result in the lenders under the Amended Credit Agreement acquiring voting and dispositive powers over such Common Units.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Amended Schedule 13D is hereby amended to read in its entirety as follows:

EXHIBIT A -	Contribution Agreement dated November 6, 2003 between the Issuer, U.S. Propane and La Grange (incorporated by reference to Exhibit 10.31 to Form 10-K filed by Issuer on November 26, 2003)

EXHIBIT B -	Amendment No. 1 to Contribution Agreement dated December 7, 2003 between the Issuer, U.S. Propane and La Grange (incorporated by reference to Exhibit 10.31.1 to Form 10-Q filed by Issuer on January 14, 2004)

EXHIBIT C -	Acquisition Agreement dated November 6, 2003 between the U.S. Propane, U.S. Propane, L.L.C., La Grange and certain other parties (incorporated by reference to Exhibit 10.30 to Form 10-K filed by Issuer on November 26, 2003)

EXHIBIT D -	Unitholder Rights Agreement dated January 20, 2004 between the Issuer, La Grange and certain other parties (included as Exhibit 1.1(d) to Acquisition Agreement filed as Exhibit C to this Schedule)

EXHIBIT E -	Joint Filing Agreement dated January 28, 2004 between La Grange Energy, L.P. and LE GP, LLC [3]

EXHIBIT F -	Credit Agreement dated as of July 13, 2006, by and among ETE, Wachovia Bank, National Association, as Administrative Agent, LC issuer and swingline lender, Bank of America, N.A. and The Royal Bank of Scotland PLC New York Branch, as co-documentation agents, and the other lenders party thereto (incorporated by reference to Exhibit 10.1 to Form 8-K filed by ETE on July 19, 2006)

EXHIBIT G -	Exchange Agreement dated as of June 15, 2005, by and between Energy Transfer Company, L.P. and FHM Investments, LLC[3]

EXHIBIT H -	Redemption and Exchange Agreement dated as of May 10, 2010, by and between Energy Transfer Partners, L.P. and Energy Transfer Equity, L.P. (incorporated by reference to Exhibit 2.2 to Form 8-K/A filed by ETE on May 13, 2010)

EXHIBIT I -	Second Amended and Restated Credit Agreement dated as of May 19, 2010, by and among ETE, Wells Fargo, National Association, as Administrative Agent, LC Issuer and Swingline Lender, Bank of America, N.A. and Citicorp North America, Inc., as Co-Syndication Agents, and BNP PARIBAS and The Royal Bank of Scotland plc, as Co-Documentation Agents, and the other lenders party thereto (incorporated by reference to Exhibit 10.1 to Form 8-K filed by ETE on June 2, 2010)

[3]	Previously filed.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: June 4, 2010	ENERGY TRANSFER EQUITY, L.P.

	By:	LE GP, LLC
Its general partner

	By:	/s/ John W. McReynolds
John W. McReynolds
President and Chief Financial Officer

Dated: June 4, 2010	LE GP, LLC

	By:	/s/ John W. McReynolds
John W. McReynolds
President and Chief Financial Officer